Joint Filers’ Names and Addresses

(1)	SEG Partners, L.P.

(2)	SEG Partners II, L.P.

(3)	SEG Partners Offshore Master Fund, Ltd.

(4)	George S. Loening

The business address for all of the above reporting persons is:

c/o Select Equity Group
380 Lafayette Street
New York, N.Y. 10003